[redacted]

02 JUL 24 AM 10:35

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier SUPPL

Leuven, 18 July 2002 [redacted]

02042833

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlw 7/24

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Enclosure: press release

[redacted]

PRESS RELEASE

Interbrew confirms proposed settlement over leaked documents

Brussels, 18 July 2002

Interbrew, *The World's Local Brewer©*, confirms it offered yesterday a settlement proposal over the leaked documents to the five news organizations. The proposal envisages the handing over of the original documents directly to the Financial Services Authority (FSA) on the basis that the FSA would be under no obligation to provide either the documents or any information deriving from the documents to Interbrew. The offer expires on Monday 22 July 2002, at 10 AM.

The House of Lords have refused, on 10 July 2002, the five UK news organizations (The Financial Times, The Guardian, The Times, The Independent and Reuters) the permission to appeal. The decision of the Court of Appeal is therefore upheld i.e. the five news organizations must hand over to Interbrew the original copies of the falsified documents on the so-called imminent bid on South African Breweries, which they received from an anonymous source in November 2001. As the news organizations refuse to obey the judgment they are now in contempt of Court.

Yesterday, 17 July 2002, Interbrew put forward a proposal for the settlement of this action to the five news organizations. The proposal envisages that the documents would be delivered directly to the FSA, on the basis that the FSA would be under no obligation to provide either the documents or any information deriving from those documents to Interbrew.

In making this proposal Interbrew is respectful of the issue of principle which the five news organizations believe is involved in the delivery of these documents to Interbrew as well as the public interest in facilitating the investigation of the FSA into possible market manipulation.

In this spirit, Interbrew has made a confidential proposal to the five news organizations, in a manner that ensures that all parties respect the laws of the land and the ruling of the Court, while preserving the issue of principle that is important to the media.

It is Interbrew's expectation that the news organizations will join us in this spirit and support the proposal. Interbrew will apply for the issue of a writ of sequestration against any individual news organization that has not accepted the settlement.

Interbrew - *The World's Local Brewer©*

Interbrew, The World's Local Brewer©, is The Leading Consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler© in Belgium), thereafter introducing international premium and specialty brands including Stella Artois©, Beck's©, Hoegaarden©, Leffe© and Bass© Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Sophia Baah
Senior Corporate Controller
Investor Relations Manager
Tel: +32-16-31-54-43
Fax: +32-16-31-57-13
E-mail: sophia.baah@interbrew.com